UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

LENOX BANCORP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

526253109

(CUSIP Number)

Guy E. Napier,   2265 Grandin Road,   Cincinnati, Ohio    45208,   (513) 533-0024

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 28, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 526253109                                           Page 2 of 6 Pages

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Guy E. Napier
------------ -------------------------------------------------------------------
     2       CHECK BOX IF A MEMBER OF A GROUP                       (a) [ ]
                                                                    (b) [ ]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

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     4       SOURCE OF FUNDS *
             PF
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                      [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------------ ---------- --------------------------------------
          NUMBER OF                7      SOLE VOTING POWER
           SHARES
        BENEFICIALLY                      19,500 - See Item 5(b)
          OWNED BY              ------------------------------------------------
            EACH                   8      SHARED VOTING POWER
          REPORTING
           PERSON               ------------------------------------------------
            WITH                   9      SOLE DISPOSITIVE POWER

                                          19,500 - See Item 5(b)
                               ---------- --------------------------------------
                                  10      SHARED DISPOSITIVE POWER

                                          32,417 - See Item 5(b)
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             51,917 - See Item 5(a)
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        { ]
             CERTAIN SHARES

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

             14.7% - See Item 5(a)
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

      This Schedule 13D relates to the Common Stock of Lenox Bancorp, Inc., an Ohio corporation. Lenox's principal executive offices are located at 4730 Montgomery Road, Cincinnati, Ohio 45212.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Guy E. Napier.
(b)	2265 Grandin Road, Cincinnati, Ohio 45208.
(c)

Mr. Napier is a director of Lenox and its wholly-owned subsidiary, Lenox Savings Bank ("Bank"), which has the same principal executive office as Lenox. Mr. Napier is also a member of the ESOP Committee for the Bank's Employee Stock Ownership Plan ("ESOP").

(d)	Mr. Napier, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.
(e)

Mr. Napier, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Napier being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Napier has utilized personal funds in connection with the acquisition reflected in Item 4. No part of the price paid for the shares was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

     On September 28, 2001, Mr. Napier purchased 12,500 shares of Lenox Common Stock from Lenox at $11.00 per share. Certain other Lenox officers and directors purchased 56,000 shares of Lenox Common Stock at $11.00 per share.

      Mr. Napier acquired the Lenox Common Stock for investment purposes. Mr. Napier may, from time to time, acquire additional securities of Lenox through a broker and/or privately negotiated transactions.

      Other than as set forth above or as otherwise disclosed in the solicitation materials filed by John Lame in connection with Lenox's 2001 Annual Meeting of Shareholders, Mr. Napier does not have any plans or proposals which relate to or would result in actions under any of the following paragraphs of Item 4, Schedule 13D:

  the acquisition by any person of additional securities of Lenox, or the disposition of securities of Lenox;

  an extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving Lenox or any of its subsidiaries;

  a sale or transfer of a material amount of assets of Lenox or of any of its subsidiaries;

  any change in the present board of directors or management of Lenox, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  any material change in the present capitalization or dividend policy of Lenox;

  any other material change in Lenox's business or corporate structure;

  changes in Lenox's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  causing a class of securities of Lenox to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  a class of equity securities of Lenox becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

  any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer.

      (a)     See page 2, nos. 11 and 13. No. 11 includes 32,417 shares which are held by the ESOP. Mr. Napier is a member of the ESOP Committee, which has the sole power to direct the disposition, acquisition and retention of such shares, but not the power to vote such shares. He is subject to removal from the Committee at any time by the Bank. Mr. Napier disclaims beneficial ownership of such shares.

      After the consummation of the private placement offering described in Item 4 above, Lenox had 353,528 shares of its Common Stock outstanding. Accordingly, Mr. Napier may be deemed to beneficially own 14.7% of Lenox's outstanding Common Stock.

      (b)     See page 2, nos. 7-10. No. 10 includes 32,417 shares held by the ESOP. Mr. Napier is a member of the ESOP Committee which has the sole power to direct the disposition, acquisition and retention of the shares, but not the power to vote such shares. He is subject to removal from the Committee at any time by the Bank. Mr. Napier disclaims beneficial ownership of such shares. The Trustee of the ESOP has the sole power, subject to its fiduciary duty, to vote shares allocated to plan participants as directed by the participants, as well as unallocated shares for which no voting instructions are received in the same proportion as shares for which the ESOP Trustee has received voting instructions from participants.

      (c)    Mr. Napier purchased 12,500 shares of Lenox Common Stock on September 28, 2001 at a price of $11.00 per share pursuant to a private placement offering conducted by Lenox. This is the only transaction involving Lenox securities effected by Mr. Napier during the past 60 days.

      (d)     None.

      (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Mr. Napier is a member of the Lenox Savings Bank ESOP Committee. As disclosed in Item 5 above, as a member of the ESOP Committee, Mr. Napier and the other ESOP Committee members have the exclusive responsibility and authority with respect to the ESOP's holdings of Lenox Common Stock, and shall direct the Trustee in all respects regarding the purchase, retention, sale, exchange and pledge of Lenox Common Stock held by the ESOP. He is subject to removal from the Committee at any time by the Bank. Mr. Napier disclaims beneficial ownership of the shares held by the ESOP.

Item 7. Material to be filed as Exhibits.

      None.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

        After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.

October 11, 2001	By: /s/ Guy E. Napier Guy E. Napier